Exhibit 99(c)

Texas Competitive Electric Holdings Company LLC Consolidated

Adjusted EBITDA Reconciliation

	Year Ended December 31
	2010	2009
	(millions of dollars)
Net income (loss)	$(3,383)	$709
Income tax expense	402	447
Interest expense and related charges	2,837	1,833
Depreciation and amortization	1,380	1,172

EBITDA	$1,236	$4,161

Interest income	(91)	(64)
Amortization of nuclear fuel	140	101
Purchase accounting adjustments (a)	163	293
Impairment of goodwill	4,100	70
Impairment of assets and inventory write down (b)	13	36
Net gain on debt exchange offers	(687)	—
EBITDA amount attributable to consolidated unrestricted subsidiaries	1	3
Unrealized net gain resulting from hedging transactions	(1,221)	(1,225)
Amortization of “day one” net loss on Sandow 5 power purchase agreement	(22)	(10)
Corporate depreciation, interest and income tax expenses included in SG&A expense	9	6
Losses on sale of receivables	—	12
Noncash compensation expense (c)	14	1
Severance expense (d)	3	10
Transition and business optimization costs (e)	9	25
Transaction and merger expenses (f)	38	5
Restructuring and other (g)	(116)	(19)
Expenses incurred to upgrade or expand a generation station (h)	100	100

Adjusted EBITDA per Incurrence Covenant	$3,689	$3,505
Expenses related to unplanned generation station outages	132	91
Other adjustments allowed to determine Adjusted EBITDA per Maintenance Covenant (i)	29	38

Adjusted EBITDA per Maintenance Covenant	$3,850	$3,634

(a)	Purchase accounting adjustments include amortization of the intangible net asset value of retail and wholesale power sales agreements, environmental credits, coal purchase contracts, nuclear fuel contracts and power purchase agreements and the stepped up value of nuclear fuel. Also include certain credits not recognized in net income due to purchase accounting.
(b)	Impairment of assets includes impairment of land.
(c)	Noncash compensation expenses are accounted for under accounting standards related to stock compensation and exclude capitalized amounts.
(d)	Severance expense includes amounts incurred related to outsourcing, restructuring and other amounts deemed to be in excess of normal recurring amounts.
(e)	Transition and business optimization costs include professional fees primarily for retail billing and customer care systems enhancements and incentive compensation.
(f)	Transaction and merger expenses include costs related to the Merger, outsourcing transition costs and costs related to certain growth initiatives.
(g)	Restructuring and other for 2010 includes a gain on termination of a long-term power sales contract and for 2009 primarily represents reversal of certain liabilities accrued in purchase accounting and recorded as other income, partially offset by restructuring and nonrecurring activities.
(h)	Expenses incurred to upgrade or expand a generation station reflect noncapital outage costs.
(i)	Primarily pre-operating expenses relating to Oak Grove and Sandow 5.